                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               WORLD ACCESS, INC.
                           --------------------------

                                (Name of Issuer)

                         Common Stock - $0.01 par value
                      -------------------------------------

                         (Title of Class of Securities)

                                    98141A101
                               -------------------
                                 (CUSIP Number)





            Scott D. Sullivan, Treasurer and Chief Financial Officer
                               MCI WORLDCOM, Inc.
                            500 Clinton Center Drive
                                Clinton, MS 39056
                                 (601) 460-5600
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 21, 1999
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)






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         This Amendment No. 2 amends and supplements the Schedule 13D (the
"Schedule 13D") dated December 14, 1998, as amended by Amendment No. 1 dated January 13, 1999. All portions of such original filing remain correct and are unchanged by this Amendment No. 2 except that certain changes have been made to the information set forth in items 4 and 5 of the Schedule 13D and to the corresponding portions of the cover page. The cover page and items 4 and 5 as amended and restated in their entirety shall now read as follows:

CUSIP NO.  98141A101

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons.


          Name                                               IRS I.D. #

          MCI WORLDCOM, Inc.                                 58-1521612

          WorldCom Network Services, Inc                     36-3305625

          MFS Telecom, Inc.                                  36-3547776

          Brooks Fiber Communications of Texas, Inc.         43-1714867


     2) Check the Appropriate Box if a Member of a Group (See Instructions).
        (a)
        (b) (The reporting persons do not consider themselves a group as described in Rule 13d-5 and are making this joint filing under Rule 13d-1(k)(1)).

     3) SEC Use Only.

     4) Source of Funds (See Instructions). 00. See Item 3 hereof.


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). Not required.

     6) Citizenship or Place of Organization.

          Name                                    State of Organization

          MCI WORLDCOM, Inc.                      Georgia

          WorldCom Network Services, Inc.         Delaware

          MFS Telecom, Inc.                       Delaware

          Brooks Fiber Communications
           of Texas, Inc.                         Delaware


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          Number of        (7) Sole Voting Power                6,638,096*
          Shares
          Beneficially     (8) Shared Voting Power              None
          Owned by
          Each             (9) Sole Dispositive Power           2,133,416*
          Reporting
          Person with      (10) Shared Dispositive Power        None



    11) Aggregate Amount Beneficially Owned by Each Reporting Person. 6,638,096*

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable.

    13) Percent of Class Represented by Amount in Row (11). 15%*

    14) Type of Reporting Person (See Instructions). CO


-----------------------

* Share ownership numbers and percentages are approximations for the reasons stated in Item 5. of this Schedule 13D. Each reporting person is the beneficial owner of all of the reported shares although record ownership varies.

Item 4.  Purpose of Transaction.

         As stated in Item 5 below, the reporting persons may acquire in the aggregate dispositive authority for up to approximately 4,504,680 additional Contingent Shares (as defined in item 5 below) depending upon the attainment of certain earnings levels. While the reporting persons have no present intentions of acquiring or influencing control of World Access, they intend to monitor their investment in World Access and take actions consistent with their perceived best interest.

         Effective March 31, 1999, Max E. Bobbitt resigned as a director of World Access. Lawrence C. Tucker, a director of MCI WORLDCOM, Inc., joined the Board of Directors of World Access in April, 1999. Information regarding Mr. Tucker is provided in Appendix A in the initial filing of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         The reporting persons presently own beneficially approximately 6,638,096 shares or approximately 15% of the presently outstanding shares of World Access common stock as of April 29, 1999, all of which were acquired in connection with the closing of a merger transaction (the "Merger") on December 14, 1998.

         Under the terms of the Merger, creditors of RCG as a group are eligible to receive up to a total of 9,375,000 shares of World Access common stock over a two and one-half year period


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following closing of the Merger. Of these shares, a total of 3,125,000 shares
(the "Closing Shares") were issued at closing of the Merger to the RCG creditors as a group and 6,250,000 shares (the "Contingent Shares") were placed in escrow to be issued over the two and one-half year period subject to the attainment of certain earnings levels by RCG and Cherry Communications U.K. Limited ("Cherry U.K."). The exact amount to be issued to any RCG creditor, including the reporting persons, will depend upon the resolution of claims in the RCG bankruptcy proceedings.

         The reporting persons have received a certificate for 1,310,430 Closing Shares and estimate that they are entitled to receive approximately 822,986 additional Closing Shares in connection with the closing of the Merger and 4,504,680 of the Contingent Shares. The reporting persons have voting (but not dispositive) power over the Contingent Shares. The reporting persons will acquire disposition rights with respect to the Contingent Shares upon the attainment of certain earning levels for the combined business of RCG and Cherry U.K. To the extent the specified earnings levels are not attained over the next two and one-half years, the reporting persons will lose voting and all other rights with respect to the Contingent Shares. Other than shares acquired in the above Merger, the reporting persons have acquired no shares of World Access over the sixty day period preceding the filing of this Schedule 13D.

         The 1818 Fund III, L.P., a Delaware limited partnership (the "1818 Fund"), may be deemed to be the beneficial owner of 6,086,957 shares of World Access common stock issuable upon (i) the conversion of 50,000 shares of preferred stock of World Access and (ii) exercise of an option to acquire up to an additional 20,000 shares of preferred stock and conversion thereof into World Access common stock. The general partner of the 1818 Fund is Brown Brothers Harriman & Co. ("BBH"). Mr. Tucker, a partner at BBH, may be deemed to be the beneficial owner of these shares due to his role as co-manager of the 1818 Fund. World Access stock options previously held by Mr. Bobbitt expired upon his resignation from the World Access Board of Directors.




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Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  May 26, 1999




MCI WORLDCOM, Inc.                       WorldCom Network Services, Inc.


By:  /s/ Scott D. Sullivan               By:  /s/ Scott D. Sullivan
     ---------------------                    ----------------------
Name:   Scott D. Sullivan                 Name:  Scott D. Sullivan
Title:  Chief Financial Officer          Title:  Chief Financial Officer





MFS Telecom, Inc.                        Brooks Fiber Communications
                                            of Texas, Inc.

By:  /s/ Scott D. Sullivan               By:  /s/ Scott D. Sullivan
     -----------------------                  ----------------------
Name:   Scott D. Sullivan                 Name:  Scott D. Sullivan
Title:  Chief Financial Officer          Title:  Chief Financial Officer